SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                         GENERAL ACCEPTANCE CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    368749107
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                                 (CUSIP Number)


                                  John J. Sabl
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6708
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        (Name, Address, Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                 March 12, 1998
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             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box.


[   ]

         CUSIP No.         ............................................368749107
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1.       NAME OF REPORTING PERSON..................................Conseco, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON............35-1468632

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS            ......................................... NA

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                            Indiana

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Number of         7.  SOLE VOTING POWER                                        0

Shares            ______________________________________________________________

Beneficially      8.  SHARED VOTING POWER                             73,314,000

Owned By          ______________________________________________________________

Each              9.  SOLE DISPOSITIVE POWER                                   0

Reporting         ______________________________________________________________

Person With       10. SHARED DISPOSITIVE POWER                        73,314,000

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         73,314,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         97.1%

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14.      TYPE OF REPORTING PERSON                                             HC




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


         CUSIP No.         ............................................368749107
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1.       NAME OF REPORTING PERSON.............................CIHC, Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            51-0356511

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                                     N/A

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware

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Number of         7.  SOLE VOTING POWER                               19,814,000

Shares            ______________________________________________________________

Beneficially      8.  SHARED VOTING POWER                             53,000,000

Owned By          ______________________________________________________________

Each              9.  SOLE DISPOSITIVE POWER                          19,814,000

Reporting         ______________________________________________________________

Person With       10. SHARED DISPOSITIVE POWER                        53,000,000

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         72,814,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         97.0%

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14.      TYPE OF REPORTING PERSON                                             HC



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


         CUSIP No.         ............................................368749107
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1.       NAME OF REPORTING PERSON........Capitol American Life Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            34-1083130

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                                      WC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                            Arizona

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Number of         7.  SOLE VOTING POWER                               40,000,000

Shares            ______________________________________________________________

Beneficially      8.  SHARED VOTING POWER                                      0

Owned By          ______________________________________________________________

Each              9.  SOLE DISPOSITIVE POWER                          40,000,000

Reporting        _______________________________________________________________

Person With       10. SHARED DISPOSITIVE POWER                                0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         40,000,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.9%

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14.      TYPE OF REPORTING PERSON                                             IC



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


         CUSIP No.         ............................................368749107
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1.       NAME OF REPORTING PERSON.......Great American Reserve Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            75-0300900

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS                                                     WC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [   ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                              Texas

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Number of         7.  SOLE VOTING POWER                               13,000,000

Shares            ______________________________________________________________

Beneficially      8.  SHARED VOTING POWER                                      0

Owned By          ______________________________________________________________

Each              9.  SOLE DISPOSITIVE POWER                          13,000,000

Reporting         ______________________________________________________________

Person With       10. SHARED DISPOSITIVE POWER                                 0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,000,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         68.3%

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14.      TYPE OF REPORTING PERSON                                             IC



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


Item 1.  Security and Issuer.

         This Amendment No. 3 to Schedule 13D is being filed by Capitol American Life Insurance Company ("Capitol American"), Conseco, Inc. ("Conseco"), CIHC, Incorporated, ("CIHC") and Great American Reserve Insurance Company ("Great American") relating to the Common Stock, no par value (the "Common Stock"), of General Acceptance Corporation, an Indiana corporation (the "Company"). Great American and Capitol American are wholly-owned subsidiaries of CIHC. CIHC is a wholly-owned subsidiary of Conseco.

         The Company's principle executive offices are located at 1025 Acuff Road, Bloomington, Indiana 47404.

Item 2.  Identity and Background.

         Except as indicated below, the information previously filed pursuant to
Item 2 of this Schedule 13D, as amended, is unchanged.

         This statement is filed by Great American, the principal business address and principal office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Great American is an insurance corporation, organized under the laws of the State of Texas, which primarily sells annuities and life insurance.

         The executive officers and directors of Great American are:

         Mr. Stephen C. Hilbert, whose business address is 11825 N. Pennsylvania Street, Carmel Indiana 46032, is Chairman of the Board and Chief Executive Officer of Great American.

         Mr.  Donald  F.   Gongaware,   whose  business   address  is  11825  N.
Pennsylvania Street, Carmel, Indiana 46032, is President and a director of Great American.

         Mr. Rollin M. Dick, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Executive Vice President and a director of Great American.

         Ms. Ngaire E. Cuneo, whose business address is 745 Fifth Avenue, Suite 2700, New York, New York 10151, is a director of Great American.




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


         Mr. John J. Sabl, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Executive Vice President and General Counsel and a director of Great American.

         Mr. James S. Adams, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Senior Vice President of Great American.

         All of the executive officers and directors of Great American are United States citizens. During the last five years, no executive officer of Great American has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been party to civil proceedings of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 12, 1998, CIHC entered into a Securities Purchase Agreement with members of the Algood family to purchase 3,814,000 shares of Common Stock for $.30 per share and to purchase $3,250,000 of 12% Subordinated Convertible Notes of the Company (the "Algood Notes") at par. The Algood Notes are convertible into Common Stock at the rate of $.25 per share. On March 24, 1998, CIHC assigned its rights to acquire the Algood Notes to Great American. Great American and CIHC will acquire such securities out of their working capital.

         Also on March 12, 1998, CIHC entered into a Securities Purchase Agreement with the Company to acquire 16,000,000 shares of Common Stock for $.25 per share. Such shares will be acquired out of the working capital of CIHC. The foregoing transactions will be closed upon termination of the waiting period under the Hart-Scott- Rodino Antitrust Improvement Act.

         As a result of the Company entering into the Securities Purchase Agreement with CIHC, the conversion price for Common Stock under the 12% Convertible Notes of the Company (the "Debentures") held by Capitol American has been adjusted to $.25 per share. Such adjustment resulted in an increase in the number of shares beneficially owned by Capitol American. The exercise price under the warrant to purchase 500,000 shares of Common Stock (the "Warrant") held by Conseco has likewise been adjusted to $.25.


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


         Because the Company no longer must comply with the rules of the NASDAQ National Market, none of the foregoing transactions or securities are subject to shareholder approval. In all other respects, the information previously filed pursuant to Item 3 of this Schedule 13D, as amended, is unchanged.

Item 4.  Purpose of Transaction.

         The Company had been in violation of certain covenants under its senior lending facility with its primary lender. Conseco has guaranteed up to $10 million of such credit facility. In connection with the covenant violations, the primary lender required the Company to obtain an additional $4 million of capital, and instead of funding under the guaranty, Conseco negotiated with the Company to provide $4 million of capital through the acquisition of Common Stock directly from the Company. In addition, Conseco conditioned such purchase upon the acquisition of the Common Stock held by the Algood family. Following the acquisition of such securities, the Company will become a majority owned subsidiary of Conseco.

Item 5.  Interest in Securities of the Issuer.

            (a) As a result of Capitol American's ownership of $10,000,000 of the Debentures, Capitol American beneficially owns 40,000,000 shares of the Common Stock representing approximately 86.9% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon the conversion of the Debentures at a conversion price of $.25 per share for $10,000,000 of Debentures.

            As a result of Great American's agreement to acquire $3,250,000 of the Algood Notes, Great American beneficially owns 13,000,000 shares of the Common Stock representing approximately 68.3% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon the conversion of the Algood Notes at a conversion price of $.25 per share for $3,250,000 of Algood Notes.

            As a result of CIHC's agreement to acquire 16,000,000 shares of Common Stock from the Company and to purchase 3,814,000 shares of Common Stock from the Algoods, CIHC beneficially owns, directly, 19,814,000 shares of Common Stock representing approximately 89.9% of the shares of Common Stock deemed to be outstanding. As a result of the beneficial


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


     ownership of  Capitol  American  and  Great  American,  CIHC, directly  and
     indirectly,   beneficially   owns   72,814,000   shares  of  Common   Stock
     representing 97% of the deemed outstanding shares of Common Stock.

            As a result of its ownership of the Warrant, Conseco directly beneficially holds approximately 7.6% of the shares of Common Stock deemed to be outstanding. As a result of the ownership of Common Stock by CIHC, Capitol American and Great American, Conseco, directly and indirectly, beneficially owns 73,314,000 shares of Common Stock representing approximately 97.1% of the deemed outstanding shares of Common Stock.

            (b) Upon conversion of the Debentures, Capitol American will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 40,000,000 shares of Common Stock. Upon conversion of the Algood Notes, Great American will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 13,000,000 shares of Common Stock. Upon purchase of the Common Stock by CIHC as described above, CIHC will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 19,814,000 shares of Common Stock. Through its ownership of Capitol American and Great American, CIHC may be deemed to share the power to direct the vote or disposition of the 53,000,000 shares of Common Stock beneficially owned by Capitol American and Great American. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, CIHC expressly disclaims beneficial ownership of such shares and declares that the filing of this statement shall not be construed as an admission of any such beneficial ownership. Upon exercise of the Warrant, Conseco would have the sole power to vote and to direct the vote and the sole power to dispose or to direct the disposition of 500,000 shares of Common Stock. Through its ownership of CIHC, Capitol American and Great American, Conseco may be deemed to share the power to direct the vote or disposition of the 72,814,000 shares of Common Stock beneficially owned by CIHC, Capitol American and Great American. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Conseco expressly disclaims beneficial ownership of the shares beneficially owned by Capitol American and Great American and declares that the filing of this statement shall not be construed as an admission of any such beneficial ownership.

            (c) The only transactions involving the Common Stock effected during the past 90 days by Capitol American, Great American, Conseco or CIHC are as described in this Schedule 13D, as amended hereby.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On March 12, 1998, the Company and CIHC entered into a Securities Purchase Agreement pursuant to which CIHC agreed to acquire 16,000,000 shares of Common Stock for $.25 per share. Also on March 12, 1998, CIHC and members of the Algood family entered into a Securities Purchase Agreement pursuant to which CIHC agreed to acquire 3,814,000 shares of Common Stock from the Algoods for $.30 per share and to acquire $4,750,000 of debentures of the Company, $3,250,000 of which are currently convertible into Common Stock at $.25 per share. On March 24, 1998, CIHC assigned to Great American CIHC's rights to acquire the debentures from the Algoods. The closings under the Securities Purchase Agreements are to occur within two business days following termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act.

     In all other respects, the information previously filed pursuant to Item 6 of the Schedule 13D, as amended, is unchanged.

Item 7.  Material to Be Filed as Exhibits.

          *(1) Securities Purchase Agreement, dated as of April 11, 1997, between the Company and Capitol American.

          *(2) 12% Subordinated Convertible Note, dated April 11, 1997, in the principal amount of $10,000,000 issued to Capitol American.

          *(3) Stockholders' Agreement, dated as of April 11, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

          *(4) Registration Rights Agreement, dated as of April 11, 1997, between the Company and Capitol American.

          (5) Joint Filing Agreement, dated as of March 23, 1998, between Capitol American, Great American, Conseco and CIHC.

          **(6) Agreement, dated as of September 16, 1997, between the Company and Conseco.

          **(7) Guaranty, dated September 16, 1997, issued by Conseco for the benefit of General Electric Capital Corporation.

          **(8) Warrant, dated as of September 16, 1997, issued by the Company to Conseco.

          **(9) 12% Subordinated Convertible Note, dated as of September 16, 1997, issued by the Company to Conseco.

          **(10) Amendment No. 1 to Securities Purchase Agreement, dated as of September 16, 1997, between the Company and Capitol American.

          **(11) Amendment No. 1 to Stockholders' Agreement, dated as of September 16, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

          **(l2) Registration Rights Agreement, dated as of September 16, 1997, between the Company and Conseco.

          **(13) Conseco Subordination Agreement, dated as of September 16, 1997, among the Company, Capitol American, Conseco and the stockholders named therein.

          **(14) Algood Subordination Agreement, dated as of September 16, 1997, among the Company, Capitol American and the stockholders named therein.

          (15) Securities Purchase Agreement, dated as of March 12, 1998, between the Company and CIHC.

          (16) Securities Purchase Agreement, dated as of March 12, 1998, among CIHC and the stockholders named therein.

          (17)  Assignment,  dated  March  24,  1998,  between  CIHC  and  Great
     American.

          *(18) 12% Subordinated Convertible Note, dated April 11, 1997, payable by General Acceptance Corporation to


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

          Malvin J. Algood.

            *(19) 12% Subordinated Convertible Note, dated April 11, 1997, payable by General Acceptance Corporation to Russell E. Algood.


            * Incorporated by reference from the Form 10-K filed by the Company on April 15, 1997.

            ** Incorporated by reference from the Schedule 13D Filed by Capitol American, Conseco and CIHC on September 29,1997.



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


                                   SIGNATURES


         After reasonable Inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 1998

                                                 Capitol American Life Insurance
                                                  Company


                                                 By: /s/ROLLIN M. DICK
                                                     ---------------------------
                                                 Name:  Rollin M. Dick
                                                 Title: Executive President


                                                 Conseco, Inc.


                                                 By:/s/ROLLIN M. DICK
                                                    ----------------------------
                                                 Name:  Rollin M. Dick
                                                 Title: Executive Vice President


                                                 CIHC, Incorporated

                                                 By:/s/WILLIAM T. DEVANNEY, JR.
                                                    ----------------------------
                                                Name:   William T. Devanney, Jr.
                                                 Title:  Vice President


                                                Great American Reserve Insurance
                                                  Company

                                                 By:/s/ROLLIN M. DICK
                                                    ----------------------------
                                                 Name:  Rollin M. Dick
                                                 Title: Executive Vice President









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